ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert Social Index Series, Inc.

Calvert Social Index Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to Calvert Social Index Fund (“Fund”), a series of Calvert Social Index Series, Inc.  Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2014, as set forth below. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

Class Y

Calvert Social Index Series, Inc.
Calvert Social Index Fund	0.60%

For Fund:	/s/ William M. Tartikoff	For Calvert:	/s/ Ronald M. Wolfsheimer
	William M. Tartikoff, Vice President and		Ronald M. Wolfsheimer, Executive Vice President
	Secretary		Chief Financial and Administrative Officer

Effective Date: July 13, 2012